UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2*)

                         Oil-Dri Corporation of America
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    677864100
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                 April 10, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP NO. 677864100

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               7,238 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 -------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            7,238 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,238 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.12%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 677864100

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               169,447 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            169,447 Shares of Common stock
PERSON WITH       10 SHARED DISPOSITIVE POWER
                           -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             169,447 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.83%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 677864100

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               31,303 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            31,303 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                               -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,303 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.52%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 677864100

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               45,331 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            45,331 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          45,331 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.76%

14 TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 677864100

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               31,999 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            31,999 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           31,999 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.53%

14 TYPE OF REPORTING PERSON*
         CO


Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Oil-Dri Corporation of America, 410 North Michigan Avenue, Chicago, IL., 60611.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LMF, LOF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC, LMF, LOF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes.
Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Common Stock, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of May 22, 2006.

                                  Shares of Common Stock

Loeb Arbitrage Fund                       169,447
Loeb Partners Corporation                   7,238
Loeb Offshore Fund Ltd.                    31,303
Loeb Marathon Fund LP                      45,331
Loeb Marathon Offshore Fund Ltd.           31,999
                                          --------
                                          285,318

The total shares of Common Stock constitutes 4.77% the 5,986,000 outstanding shares of Common Stock as reported by the issuer.

(b) See paragraph (a) above.

(c) The following purchases of Common Stock have been made in the last sixty
(60) days by the following:

                                     Sales of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.           03-27-06         64             $19.84
                              04-03-06         85              20.20
                              04-04-06         77              20.15
                              04-05-06         77              21.18
                              04-06-06        129              21.26
                              04-07-06         25              21.02
                              04-10-06        269              21.23
                              04-21-06         85              22.46
                              04-24-06         22              21.92
                              04-25-06         32              22.02
                              04-26-06         27              21.82
                              05-17-06        470              19.42
                              05-22-06         18              19.22


Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           03-27-06       1460             $19.48
                              04-03-06       1925              20.20
                              04-04-06       1757              20.15
                              04-05-06       1757              21.18
                              04-06-06       2933              21.32
                              04-07-06        586              21.02
                              04-24-06        531              21.92
                              04-25-06        768              22.02
                              04-26-06        653              21.82
                              05-17-06       2630              19.42
                              05-22-06        407              19.22

Holder                            Date     Shares      Average Price
Loeb Offshore Fund            03-27-06        271             $19.48
                              04-03-06        358              20.20
                              04-04-06        326              20.15
                              04-05-06        326              21.18
                              04-06-06        545              21.26
                              04-07-06        109              21.02
                              04-10-06        451              21.23
                              04-21-06         15              22.46
                              04-24-06         97              21.92
                              04-25-06        140              22.02
                              04-26-06        120              21.82
                              05-17-06         00              19.42
                              05-22-06         75              19.22

Holder                            Date     Shares      Average Price
Loeb Marathon Fund LP         03-27-06        423             $19.48
                              04-03-06        320              20.20
                              04-04-06        504              20.15
                              04-05-06        504              21.18
                              04-06-06        836              21.26
                              04-07-06        168              21.02
                              04-10-06        168              21.23
                              04-24-06        150              21.92
                              04-25-06        216              22.02
                              05-12-06       2100              20.39
                              05-22-06       2626              19.22


Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        03-27-06        282             $19.48
     Fund, Ltd.               04-03-06        212              20.20
                              04-04-06        336              20.15
                              04-05-06        336              21.18
                              04-06-06        557              21.26
                              04-07-06        112              21.02
                              04-10-06        112              21.23
                              04-24-06        100              21.92
                              04-25-06        144              22.02
                              05-22-06       1374              19.22


All reported transactions were effected on NYSE.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

      None.

Item 7.  Materials to be Filed as Exhibits.

             None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 24, 2006                           Loeb Partners Corporation


                                   By: /s/ Gideon J. King
                                           Executive Vice President


May 24, 2006                            Loeb Arbitrage Fund
                                   By: Loeb Arbitrage Management, Inc., G.P.


                                   By: /s/ Gideon J. King
                                           President


May 24, 2006                             Loeb Offshore Fund Ltd.


                                    By: /s/ Gideon J. King
                                            Director


May 24, 2006                              Loeb Marathon Fund LP
                                    By: Loeb Arbitrage Management, Inc., G.P.


                                    By: /s/ Gideon J. King
                                            President


May 24, 2006                               Loeb Marathon Offshore Fund Ltd.


                                     By: /s/ Gideon J. King
                                             Director